Exhibit 99.3

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

25 November 2016

RESULTS OF MEETING

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) is pleased to advise that the four resolutions contained within the Notice of Meeting were put to shareholders today at PRR’s Annual General Meeting.

All resolutions were carried unanimously. The proxies received in respect of each resolution are as follows.

No.	Resolution	Votes Method - show of hands (S) or poll (P)	For	Against	Abstain	Open
1	Adoption of the Remuneration Report	S	124,693,786	22,547,621	6,236,461	10,757,225
2	Re-election of Director – Dr Russell Howard	S	199,938,776	10,710,647	3,166,895	9,820,124
3	Grant of Director Performance Rights to Mr Pete Meyers	S	133,006,055	62,098,183	12,121,895	9,547,565
4	Approval of 10% Placement Facility	S	137,760,271	71,513,494	3,490,860	10,871,817

On behalf of the Board of Prima.

/s/ Tom Bloomfield

Tom Bloomfield

Company Secretary